Exhibit 99.24

FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Field Trip Health Ltd. (formerly, Newton Energy Corporation) (the “Company”) 30 Duncan Street, Suite 401 Toronto, Ontario M5V 2C3

Item 2.	Date of Material Change

December 9, 2020 and December 10, 2020

Item 3.	News Release

News releases dated December 9, 2020 and December 10, 2020 were disseminated via CanadaNewswire. Copies of the news releases have been filed on SEDAR and is available at www.sedar.com.

Item 4.	Summary of Material Change

The Company announced on December 9, 2020 that it has entered into an agreement with Stifel Nicolaus Canada Inc. (“Stifel GMP” or the “Lead Underwriter”) on behalf of a syndicate of underwriters led by Stifel GMP (together with the Lead Underwriter, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a “bought deal” basis 3,333,333 units (the “Units”) of the Company at a price of $4.50 per Unit (the “Issue Price”), for aggregate gross proceeds of $14,999,998.50.

On December 10, 2020, the Company announced to increase the size of its previously announced $14,999,998.50 bought deal offering. Pursuant to the upsized deal terms, the Underwriters have agreed to purchase, on a “bought deal” basis, 3,868,000 Units at a price of $4.50 per Unit, for aggregate gross proceeds of $17,406,000 (the “Offering”).

Each Unit will be comprised of one common share in the capital of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Warrant will be exercisable to acquire one Common Share (a “Warrant Share”) for a period of 18 months following the closing of the Offering (the “Closing”) at an exercise price of $5.60 per Warrant Share. In the event that the volume weighted average trading price of the Common Shares for ten (10) consecutive trading days exceeds $9.00, the Company shall have the right to accelerate the expiry date of the Warrants upon not less than fifteen (15) trading days’ notice.

Item 5.	Full Description of Material Change

The Company plans to use the net proceeds from the offering for working capital and general corporate requirements.

The Offering is scheduled to close on or about January 5, 2021 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Canadian Securities Exchange and the securities regulatory authorities.

The Company has granted the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part at any time on or up to 30 days after the closing of the Offering, to purchase, or to find substituted purchasers for, up to an additional number of Units equal to 15% of the number of Units sold pursuant to the Offering at the Issue Price to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option shall be exercisable for Units, Common Shares or Warrants (or any combination thereof In the event that the Over-Allotment Option is exercised in its entirety, the aggregate gross proceeds of the Offering will be $20,016,900.

The Units will be offered by way of a short form prospectus to be filed in each of the Provinces of Canada, other than Quebec, pursuant to National Instrument 44-101 - Short Form Prospectus Distributions and by private placement to eligible purchasers resident in jurisdictions other than Canada that are mutually agreed by the Company and Stifel GMP, provided that no prospectus filing or comparable obligation arises and the Company does not therefore become subject to continuous disclosure obligations in such jurisdiction.

The Units, and the Common Shares and Warrants comprising the Units, have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the “1933 Act”) and may not be offered or sold in the United States or to, or for the account or benefit of, “U.S. persons” (as defined in Regulation S under the 1933 Act) absent registration or an applicable exemption from the registration requirements. The Units may be offered in the United States to Qualified Institutional Buyers (as defined in Rule 144A under the 1933 Act) pursuant to exemptions from the registration requirements under rule 144A of the 1933 Act. This news release will not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact: Paula Amy Hewitt Vice President, General Counsel and Corporate Secretary Telephone: (416) 617-6277

Item 9.	Date of Report

December 14, 2020